UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                           BOSTON LIFE SCIENCES, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    100843408
             -------------------------------------------------------
                                 (CUSIP Number)


                                January 16, 2004
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             (Date of Event Which Requires Filing of this Statement)


                             Thomas O. Boucher, Jr.
                              Ingalls & Snyder, LLC
                                   61 Broadway
                            New York, New York 10006
                                  212-269-7800
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 3


          This Amendment No. 4 amends the statement on Schedule 13D, dated September 29, 2003, as amended, relating to Boston Life Sciences, Inc. (the "Company") as follows:

ITEM 4.   PURPOSE OF THE TRANSACTION

          The following is added after the last paragraph of Item 4:

          Messrs. Gipson and Boucher intend to nominate Robert J. Rosenthal, a former Chief Executive Officer of the Company, for election as a director of the Company at the next annual meeting of stockholders as part of their alternative slate. Dr. Rosenthal has agreed to be nominated and to serve as a director of the Company if elected.

          Dr. Rosenthal is currently President and Chief Executive Officer of TekCel, Inc., which provides sample research and productivity solutions for life science research. TekCel's and Dr. Rosenthal's principal business address is 103 South Street, Hopkinton, MA 01748. Dr. Rosenthal is a citizen of the United States and has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Dr. Rosenthal "beneficially owns" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 5,000 Shares (less than 1% of the 32,469,588 Shares stated to be outstanding as of November 10, 2003 by the Company in its Form 10-Q filed with the SEC on November 14, 2003). Dr. Rosenthal has sole voting and dispositive power of such Shares. On December 12, 2003, Dr. Rosenthal made a "cashless exercise" of options to purchase 50,000 Shares at an exercise price of $1.00 per Share. The Shares were sold on the Nasdaq market at $1.22 per Share, and a portion of the proceeds was used to pay the option exercise price.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  January 20, 2004


INGALLS & SNYDER, LLC


By: /s/ Thomas O. Boucher, Jr.
    ------------------------------------------
    Thomas O. Boucher, Jr.
    Managing Director


INGALLS & SNYDER VALUE PARTNERS, L.P.


By: /s/ Thomas O. Boucher, Jr.
    ------------------------------------------
    Thomas O. Boucher, Jr.
    General Partner


/s/ Thomas O. Boucher, Jr.
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Thomas O. Boucher, Jr.


/s/ Robert L. Gipson
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Robert L. Gipson